

Nasdaq: PEBO

Investor Presentation

2nd Quarter 2017



Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2016 Form 10-K under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.





- Profile and Investment Rationale

- Strategy

- Q2 2017 Performance

- Appendix



Profile and Investment Rationale



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.5 billion; Loans: $2.3 billion
  - Deposits: $2.7 billion
  - Market capitalization: $565 million
  - Assets Under Admin/Mgmt: $2.2 billion
- **Current footprint**
  - Demographics:
    - Median income: $44,962
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 5.2%
    - WV: 4.7%
    - KY: 5.3%
    - US: 4.3%



OH
WV
KY
Marietta
Cleveland
Beachwood
Mount Vernon
Coshocton
New Philadelphia
Worthington
Newark
Zanesville
Columbus
Lancaster
Centerville
Chillicothe
New Vienna
Hillsboro
Jackson
Cincinnati
Morgantown
Ashland
Huntington
Charleston
Pikeville
77
70
71
79
64

Market data as of August 28, 2017
Unemployment data as of July 2017
Financial data as of June 30, 2017



Peoples BANCORP

Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity (33% fee-based) than the average $1 - 10 billion bank
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)
- **Strong, diverse fee-based businesses**
  - Seventeenth largest bank-owned insurance agency, with expertise in commercial, personal, and life & health
  - Wealth management – $2.2 billion in assets under management, including brokerage, trust, and retirement planning
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure, including recently upgraded, best-in-class core banking platform
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  - Targeting 40% to 50% payout ratio
  - Dividend increased from $0.15 to $0.22 per share in past two years



Peoples BANCORP

Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work

- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	First-Class Workplace
• Our Way of Life	• Broad Delivery Channels	• Understand Customer Needs	• Right People / Right Job
• Asset Quality	• Delight the Customer	• Sales & Service Process	• Appetite for Winning
• Compliance / Regulatory	• Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions	• Define the Ideal Client Profile for New Relationships	• Culture of Learning
• Operational Risk		• Best Client Retention	• Coaching / Development
• Information Security	• Consistent Experience at Every Touch Point	• Deepen Relationships / Cross Sell	• No Whiners / No Excuses
• Change Management	• DWYSYWD	• Seek Client Referrals	• Accountability / Performance Metrics
• Execution Risk	• Relationship Reviews / VIP Calls; Value Added	• M & A	• Reward / Recognition
• Reputational Risk			

How we do it:

1. **Create a Winning Culture:** Embrace change / be active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage	• Focused on sustainable revenue growth • Disciplined expense management • Expand revenue vs expense growth gap beyond 2% • Drive core efficiency ratio toward 60%	See page 15 See page 16 See page 17 See page 18
Superior Asset Quality	• Preserve key metrics superior to most of our peers • Balance growth with prudent credit practices • Improve diversity within the loan portfolio	See page 19 See page 20 See page 21
High Quality Balance Sheet	• Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Adjust earning asset mix by shifting investments to loans • Prudent use of capital (dividends, share repurchases & acquisitions)	See page 22 See page 23 See page 24 See page 25



Strategic Targets



	Metrics	YTD 6/30/16	YTD 6/30/17	5-Year Strategic Target Range *	Status as of 6/30/17
Improve Asset Quality	NPAs as a percent of total loans and OREO (1)	0.98%	0.88%	0.70% to 1.00%	✔
	Net charge-offs as a percent of average gross loans (2)	0.06%	0.11%	0.30% to 0.50%	✔
Adjust Balance Sheet Mix	Loans to total assets	63.86%	65.09%	65.0% to 72.5%	✔
	Loans to deposits	84.04%	85.70%	87.5% to 92.5%	
	Non-interest DDA to deposits	27.62%	28.84%	27.0% to 30.0%	✔
	Borrowings to total funding	11.26%	11.90%	10.0% to 15.0%	✔
High Quality, Diversified Revenue Stream	Total revenue growth versus prior year period	11.27%	5.76%	4% to 7%	✔
	Fee-based income to total revenue	32.80%	32.85%	35% to 40%	
Strong Capital Position	Equity to assets	13.13%	12.80%	12% to 14%	✔
	Tangible equity to tangible assets (3)	9.10%	9.07%	8% to 9%	✔
Operating Leverage	Net interest margin (2)(4)	3.55%	3.58%	3.40% to 3.65%	✔
	Efficiency ratio (3)	64.67%	63.01%	Below 60%	
Execute on Strategies	Return on average stockholders' equity (2)	7.52%	8.45%	10% to 11%	
	Return on average assets (2)	0.98%	1.08%	1.15% to 1.20%	
	Pre-provision net revenue to total average assets (2)(3)	1.51%	1.63%	Over 1.80%	
	Dividend payout (5)	35.42%	39.19%	40% to 50%	

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(2) Annualized
(3) Non-GAAP financial measure. See Appendix
(4) Information presented on a fully tax-equivalent basis.
(5) Dividend data reflects amounts declared with respect to earnings for the period indicated.

* Current 5 Year Strategy Planning Period = 2017-2021



Our Capabilities



	National Banks					PEOPLES	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	WesBanco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Android Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Amazon Kindle App	Yes	Yes	No	Yes	No	Yes ★	No	No	Yes	No	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Apple Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Samsung Pay	Yes	Yes	Yes	Yes	No	Yes	No	Yes	Yes	No	Yes
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	No	No	Yes	No	Yes ★	No	Yes	Yes	No	No
Employer-Loaded PayCards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Banks group



Information accurate as of August 23, 2017

Peoples Market Insight



- **Strongest deposit market share positions in more rural markets where we can affect pricing**
- **Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)**



Cleveland-Elyria, OH
Akron, OH
Mount Vernon, OH
Coshocton, OH
Columbus, OH
Zanesville, OH
Cambridge, OH
Dayton, OH
Marietta, OH
Wilmington, OH
Athens, OH
Cincinnati, OH-KY-IN
Jackson, OH
Parkersburg-Vienna, WV
Point Pleasant, WV-OH
WEST VIRGINIA
Huntington-Ashland, WV-KY-OH

Note: Green areas represent more urban population centers

MSA Name	Total Deposits in Market ($000)*	MSA Rank	MSA Share
Marietta, OH	$679,417	1	42.8%
Wilmington, OH	$224,112	1	38.4%
Cambridge, OH	$217,769	1	34.8%
Coshocton, OH	$110,923	2	25.0%
Point Pleasant, WV-OH	$106,861	3	11.3%
Athens, OH	$82,173	3	12.0%
Jackson, OH	$64,567	3	15.1%
Parkersburg-Vienna, WV	$99,356	7	6.0%
Zanesville, OH	$23,348	8	1.5%
Mount Vernon, OH	$12,707	9	1.3%
Cincinnati, OH-KY-IN	$361,298	16	0.3%
Akron, OH	$91,044	16	0.7%
Huntington-Ashland, WV-KY-OH	$122,244	17	2.3%
Cleveland-Elyria, OH	$98,069	23	0.2%
Dayton, OH	$9,508	24	0.1%
Columbus, OH	$84,162	31	0.1%
Total MSA	**$2,387,558**		
Non-MSA	$306,439		
Total PEBO	**$2,693,997**		



* Source: SNL Financial @ 6/30/17

Q2 2017 Performance



Second Quarter 2017 Highlights

- Reported record second quarter earnings of $9.8 million

- Grew loans by 6% annualized, compared to December 31, 2016, with strong performance in both indirect and commercial & industrial lending

- Efficiency ratio below 62% via expense control

- Improved credit quality with credit costs mainly driven by loan growth

    – Nonperforming loans declined $5.6 million, or 22%, compared to December 31, 2016

    – Classified loans, those categorized as substandard or doubtful, decreased $4.7 million, or 8%, compared to December 31, 2016

- Sustained fee income at 33% of total revenue



Total Revenue Growth



10% increase in total revenue from Q4-15 to Q2-17





Core Non-Interest Expense*



Seven consecutive quarters of well-controlled expenses



* Non-GAAP financial measure. See Appendix.



Operating Leverage



Operating leverage is the difference between total revenue growth and non-interest expense growth, on a percentage basis.

Versus the same quarter in the prior year, adjusted operating leverage has been positive for four of the past six quarters.



Versus the prior year, adjusted operating leverage was positive for the past two fiscal years, and for the year-to-date period as of 6/30/17.



Revenue and expenses amounts used in the calculations above are adjusted to remove one-time costs, including acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses. These core fee-based income and core non-interest expense amounts are non-GAAP financial measures (see Appendix).



Core Efficiency Ratio



Efficiency ratio has improved as a result of expense control and revenue growth





* The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



Improvement in Key Metrics



Peoples' focus on steadily growing loans and deposits, managing expenses, and increasing operating leverage has resulted in improvement in key financial metrics.



Return on average assets, return on average tangible stockholders' equity, PPNR and PPNR to total average assets are presented on an annualized basis. Return on average tangible stockholders' equity, tangible book value per share, PPNR and PPNR to total average assets are non-GAAP financial measures (see Appendix).



Asset Quality



Criticized and Classified loan levels remain reasonably stable



* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



Loan Composition

Loan Portfolio (Excluding Deposit ODs)



Total Commercial Portfolio*





Data as of June 30, 2017

*Includes CRE, C&I, and Construction

21

Total Loan Growth

Total loans were up 8% over June 30, 2016





22

Deposit Growth



Total deposits were up 6% over June 30, 2016
Non-interest bearing deposits represented 29% of total deposits as of June 30, 2017,
versus 28% as of June 30, 2016





Earning Asset Mix



Since 2013, the percentage of earning assets composed of investments has decreased,
while the percentage composed of loans has increased.





Prudent Use of Capital



- ## Dividends
  - Cash dividends paid increased 47%, from $0.15 per share for the six months ended 6/30/2015 to $0.22 per share for the six months ended 6/30/17.

- ## Share repurchases
  - In Q4 2015, a share repurchase program was established, authorizing Peoples to purchase up to $20 million of its outstanding common shares.
  - Through 6/30/17, a total of 279,770 shares have been repurchased at an aggregate price of $5 million.

- ## Acquisitions
  - One insurance acquisition and three bank acquisitions were completed in 2014.
  - One insurance acquisition and one bank acquisition were completed in 2015.
  - One trust and investments acquisition was completed in 2016.
  - One insurance acquisition was completed so far in 2017.



CRE Concentration Analysis



- ### CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk

  - Exposure levels also compare favorably to peer institution concentration levels
  - Concentration levels have improved relative to peers on a linked quarter basis



CRE Loans / Risk-Based Capital

Source: SNL Financial, Commercial Bank Call Report Data as of 6/30/17
Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)







CRE Concentration Analysis

Construction, Land, and Land Development Loans / Risk-Based Capital
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45%
36%
UCFC
STBA
FFBC
FDEF
FFKT
SYBT
CCNE
TMP
FRME
Universe $1-$10 B
LKFN
TMP
HBNC
PEBO
FMNB
FCF
TMP
MSFG
TSC
GABC
PRK
TMP
THFF
CTBI
FISI
RBCAA
CBU
CHCO
SRCE





- Source: SNL Financial, Commercial Bank Call Report Data as of 6/30/17
- Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)

Peoples BANCORP

Business Highlights

- **Commercial Banking**
  - Average loans up 9% and average deposits flat from December 2016
  - Commercial loan swap fee income up 147% over Q2 2016
  - $20 million lending "house limit" although legal limit is over $40 million
- **Retail Banking**
  - Indirect loans grew by $99 million, or 48%, since June 30, 2016
  - Non-interest bearing DDA at 28% of total deposits
- **Insurance**
  - Commercial Property & Casualty lines comprising 58% of revenue
  - Expanding Life & Health segment comprising 13% of revenue
- **Trust and Investments**
  - $2.2 billion in assets under administration and management, up 7% from December 2016
  - Fee-based income is up 7% over Q2 2016
  - Retirement planning, 401(k) administration, brokerage and trust services



Peoples BANCORP

Insurance & Investment Income Composition





Insurance Revenue *

- Other 3.5%
- Life & Health 12.6%
- P&C Personal Lines 15.7%
- Performance based ** 10.5%
- P&C Commercial Lines 57.7%

** Approximately 90% attributable to P&C Commercial Lines

Investment Revenue *

- Employee Benefits 13.1%
- Brokerage 37.2%
- Fiduciary 49.7%

* Trailing Twelve Months from 6/30/17



Appendix



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. and, therefore, excludes the provision for (recovery of) loan losses and all gains and/or losses included in earnings. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	FY-16	YTD-17
Income (loss) before income taxes	$ 11,649	$ 11,441	$ 11,448	$ 10,744	$ 12,661	$ 14,180	$ 45,282	$ 26,841
Add: Provision for loan losses	955	727	1,146	711	624	947	3,539	1,571
Add: Loss on debt extinguishment	–	707	–	–	–	–	707	–
Add: Loss on loans held-for-sale and OREO	1	–	–	33	–	24	34	24
Add: Loss on securities	–	–	1	–	–	–	1	–
Add: Loss on other assets	30	97	224	76	3	–	427	3
Less: Recovery of loan losses	–	–	–	–	–	–	–	–
Less: Net gain on debt extinguishment	–	–	–	–	–	–	–	–
Less: Gain on loans held-for-sale and OREO	–	–	–	–	–	–	–	–
Less: Gains on securities	96	767	–	68	340	18	931	358
Less: Gains on other assets	–	35	–	–	–	133	35	133
Pre-provision net revenue	**$ 12,539**	**$ 12,170**	**$ 12,819**	**$ 11,496**	**$ 12,948**	**$ 15,000**	**$ 49,024**	**$ 27,948**
Average assets (in millions)	$ 3,273	$ 3,307	$ 3,325	$ 3,387	$ 3,446	$ 3,490	$ 3,320	$ 3,468
Pre-provision net revenue to average assets (a)	1.54%	1.48%	1.53%	1.35%	1.52%	1.72%	1.48%	1.63%

(a) Presented on an annualized basis



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	YTD-17
Total non-interest expense	$ 115,081	$ 106,911	$ 54,011
Less: amortization of other intangible assets	4,077	4,030	1,734
Efficiency ratio numerator	**$ 111,004**	**$ 102,881**	**$ 52,277**
Net interest income, fully tax-equivalent	$ 99,588	$ 106,889	$ 56,044
Fee-based income	47,441	51,070	26,924
Efficiency ratio denominator	**$ 147,029**	**$ 157,959**	**$ 82,968**
Efficiency ratio	75.50%	65.13%	63.01%

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17
Total non-interest expense	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 27,331	$ 26,680
Less: amortization of other intangible assets	1,008	1,007	1,008	1,007	863	871
Efficiency ratio numerator	**$ 25,274**	**$ 25,498**	**$ 25,834**	**$ 26,275**	**$ 26,468**	**$ 25,809**
Net interest income, fully tax-equivalent	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 27,458	$ 28,586
Fee-based income	13,054	12,367	13,538	12,111	13,334	13,590
Efficiency ratio denominator	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,295**	**$ 40,792**	**$ 42,176**
Efficiency ratio	64.26%	65.08%	64.33%	66.87%	64.89%	61.19%





Non-GAAP Measures

CORE FEE-BASED INCOME

Core fee-based income is a financial measure used to evaluate Peoples' recurring fee-based revenue stream. This measure is non-GAAP since it excludes the impact of system upgrade revenue waived.

($ in Thousands)	FY-15	FY-16	YTD-17
Total fee-based income	$ 47,441	$ 51,070	$ 26,924
Plus: System upgrade revenue waived	-	85	-
Total non-core, fee-based income	$ -	$ 85	$ -
Core fee-based income	**$ 47,441**	**$ 51,155**	**$ 26,924**

($ in Thousands)	Q4-15	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17
Total fee-based income	$ 12,101	$ 13,054	$ 12,367	$ 13,538	$ 12,111	$ 13,334	$ 13,590
Plus: System upgrade revenue waived	-	-	-	-	85	-	-
Total non-core, fee-based income	$ -	$ -	$ -	$ -	$ 85	$ -	$ -
Core fee-based income	**$ 12,101**	**$ 13,054**	**$ 12,367**	**$ 13,538**	**$ 12,196**	**$ 13,334**	**$ 13,590**





Non-GAAP Measures

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-GAAP since it excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	FY-15	FY-16	YTD-17
Total non-interest expense	$ 115,081	$ 106,911	$ 54,011
Less: acquisition related costs	10,722	1,259	-
Less: pension settlement charges	459	-	-
Less: other non-core charges	592	-	-
Total non-core expenses	$ 11,773	$ 1,259	$ -
Core non-interest expenses	**$ 103,308**	**$ 105,652**	**$ 54,011**

($ in Thousands)	Q4-15	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17
Total non-interest expense	$ 27,277	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 27,331	$ 26,680
Less: system upgrade costs	-	-	90	423	746	-	-
Less: acquisition related costs	838	-	-	-	-	-	-
Less: pension settlement charges	5	-	-	-	-	-	-
Less: other non-core charges	407	-	-	-	-	-	-
Total non-core expenses	$ 1,250	$ -	$ 90	$ 423	$ 746	$ -	$ -
Core non-interest expenses	**$ 26,027**	**$ 26,282**	**$ 26,415**	**$ 26,419**	**$ 26,536**	**$ 27,331**	**$ 26,680**





Non-GAAP Measures

ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core fee-based income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges) and core fee-based income (which excludes system upgrade revenue waived), excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	YTD-17
Total core non-interest expenses	$ 103,308	$ 105,652	$ 54,011
Less: amortization of other intangible assets	4,077	4,030	1,734
Adjusted efficiency ratio numerator	**$ 99,231**	**$ 101,622**	**$ 52,277**
Net interest income, fully tax-equivalent	$ 99,590	$ 106,889	$ 56,044
Core fee-based income	47,441	51,155	26,924
Adjusted efficiency ratio denominator	**$ 147,031**	**$ 158,044**	**$ 82,968**
Adjusted efficiency ratio	67.49%	64.30%	63.01%

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17
Total core non-interest expenses	$ 26,282	$ 26,415	$ 26,419	$ 26,536	$ 27,331	$ 26,680
Less: amortization of other intangible assets	1,008	1,007	1,008	1,007	863	871
Adjusted efficiency ratio numerator	**$ 25,274**	**$ 25,408**	**$ 25,411**	**$ 25,529**	**$ 26,468**	**$ 25,809**
Net interest income, fully tax-equivalent	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 27,458	$ 28,586
Core fee-based income	13,054	12,367	13,538	12,196	13,334	13,590
Adjusted efficiency ratio denominator	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,380**	**$ 40,792**	**$ 42,176**
Adjusted efficiency ratio	64.26%	64.85%	63.28%	64.83%	64.89%	61.19%





Non-GAAP Measures

TANGIBLE EQUITY RATIOS

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17
Tangible Equity:					
Total stockholders' equity	$ 437,753	$ 440,637	$ 435,261	$ 443,009	$ 451,353
Less: goodwill and other intangible assets	147,971	147,005	146,018	145,505	144,692
Tangible equity	$ 289,782	$ 293,632	$ 289,243	$ 297,504	$ 306,661
Tangible Assets:					
Total assets	$ 3,333,455	$ 3,363,585	$ 3,432,348	$ 3,459,276	$ 3,525,126
Less: goodwill and other intangible assets	147,971	147,005	146,018	145,505	144,692
Tangible assets	$ 3,185,484	$ 3,216,580	$ 3,286,330	$ 3,313,771	$ 3,380,434
Tangible Equity to Tangible Assets:					
Tangible equity	$ 289,782	$ 293,632	$ 289,243	$ 297,504	$ 306,661
Tangible assets	$ 3,185,484	$ 3,216,580	$ 3,286,330	$ 3,313,771	$ 3,380,434
Tangible equity to tangible assets	9.10%	9.13%	8.80%	8.98%	9.07%
Tangible Book Value per Share					
Tangible equity	$ 289,782	$ 293,632	$ 289,243	$ 297,504	$ 306,661
Common shares outstanding	18,185,708	18,195,986	18,200,067	18,270,508	18,279,036
Tangible book value per share	$ 15.93	$ 16.14	$ 15.89	$ 16.28	$ 16.78



Non-GAAP Measures



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	FY-16	YTD-17
Annualized Net Income Excluding Amortization of Other Intangible Assets:							
Net income	$ 7,962	$ 7,792	$ 7,408	$ 8,809	$ 9,766	$ 31,157	$ 18,575
Add: amortization of other intangible assets	1,007	1,008	1,007	863	871	4,030	1,734
Less: tax effect (at 35% tax rate) of amortization of other intangible assets	352	353	352	302	305	1,410	607
Net income excluding amortization of other intangible assets	$ 8,617	$ 8,447	$ 8,063	$ 9,370	$ 10,332	$ 33,777	$ 19,702
Days in the period	91	92	92	90	91	366	181
Days in the year	366	366	366	365	365	366	365
Annualized net income	$ 32,023	$ 30,999	$ 29,471	$ 35,725	$ 39,171	$ 31,157	$ 37,458
Annualized net income excluding amortization of other intangible assets	$ 34,657	$ 33,604	$ 32,077	$ 38,001	$ 41,442	$ 33,777	$ 39,731
Average Tangible Stockholders' Equity:							
Total average stockholders' equity	$ 430,072	$ 438,606	$ 438,238	$ 438,990	$ 447,399	$ 432,666	$ 443,218
Less: average goodwill and other intangible assets	148,464	147,466	146,489	145,546	145,052	147,981	145,298
Average tangible stockholders' equity	$ 281,608	$ 291,140	$ 291,749	$ 293,444	$ 302,347	$ 284,685	$ 297,920



Non-GAAP Measures



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	FY-16	YTD-17
Return on Average Stockholders' Equity Ratio:							
Annualized net income	$ 32,023	$ 30,999	$ 29,471	$ 35,725	$ 39,171	$ 31,157	$ 37,458
Average stockholders' equity	$ 430,072	$ 438,606	$ 438,238	$ 438,990	$ 447,399	$ 432,666	$ 443,218
Return on average stockholders' equity	7.45%	7.07%	6.72%	8.14%	8.76%	7.20%	8.45%
Return on Average Tangible Stockholders' Equity Ratio:							
Annualized net income excluding amortization of other intangible assets	$ 34,657	$ 33,604	$ 32,077	$ 38,001	$ 41,442	$ 33,777	$ 39,731
Average tangible stockholders' equity	$ 281,608	$ 291,140	$ 291,749	$ 293,444	$ 302,347	$ 284,685	$ 297,920
Return on average tangible stockholders' equity	12.31%	11.54%	10.99%	12.95%	13.71%	11.86%	13.34%





2nd Quarter 2017 Earnings Release

